Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Unionized Employees Begin Strike at Cameco Fuel Manufacturing
Saskatoon, Saskatchewan, Canada, September 8, 2009   .   .   .   .   .   .   .   .   .   .   .
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced that unionized employees at Cameco Fuel Manufacturing Inc. (CFM) began a legal strike on Saturday, September 5, 2009 after the company and members of United Steelworkers Local 14193 were unable to reach a new collective agreement. The last contract between the company and the 137 unionized employees at CFM’s plants in Port Hope and Cobourg expired on June 1, 2009.
The strike does not involve Cameco’s conversion facility in Port Hope.
CFM is part of Cameco’s fuel services division. It is one of two companies in Canada that manufacture fuel bundles for Candu nuclear reactors. It also makes various components for nuclear reactors.
Total workforce at CFM, including managers and non-unionized employees, is about 370. Work normally done by non-union employees will continue at the Cobourg facility. Normal operations at the Port Hope CFM plant have been suspended.
The revenues from CFM are not a significant part of Cameco’s overall revenues.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Media inquiries:	Lyle Krahn	(306) 956-6316